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                                                                  EXHIBIT 99.2




                       CANWEST GLOBAL COMMUNICATIONS CORP.

                         INTERIM REPORT TO SHAREHOLDERS

                FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2006

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MANAGEMENT DISCUSSION AND ANALYSIS
July 6, 2006

This Management Discussion and Analysis contains certain comments or forward-looking statements about our objectives, strategies, financial conditions, results of operations and businesses. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. These statements are based on our current expectations about our business and the markets we operate in, and on various estimates and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize. Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended August 31, 2005 dated November 28, 2005 filed by CanWest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at www.sedar.com) and updated in the "Industry Risk and Uncertainties" section of this report. We disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

OVERVIEW

CanWest is an international media company and is Canada's largest media company. CanWest is Canada's largest publisher of daily newspapers, and owns, operates and/or holds substantial interests in free-to-air and subscription-based television networks, out-of-home advertising, web sites, and radio stations and networks in Canada, New Zealand, Australia, Ireland, Singapore, Malaysia, Turkey and the United Kingdom.

Television

We have three television segments, one for each country in which we carry on such operations. Our Canadian television segment includes our television networks in Canada as well as specialty channels and two radio stations. Our New Zealand television segment operates TV3 and C4 in New Zealand. Our Australian television segment includes our interest in TEN Group Pty Limited ("TEN Group"), which owns and operates TEN Television Network ("Network TEN").

We generate the majority of our television revenues from the sale of advertising, with the remainder generated from subscriber revenues earned by our specialty channels and the sale of broadcast rights to our programming. Demand for television advertising is driven primarily by advertisers in the packaged goods, automotive, retail and entertainment industries and is strongly influenced by general economic conditions. The attractiveness of our programs to advertisers and the rates we charge are primarily a function of the size and demographics of our viewing audience. The dependence of our advertising revenues on the ratings performance of our television programs makes our television revenues less predictable than our publishing revenues.

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Publishing and Interactive

Our publishing and interactive segment includes our Canadian newspaper operations as well as our internet operations including the canada.com web portal. Our publishing and interactive revenues are primarily earned from newspaper advertising and circulation revenues from our newspapers. Our newspaper and interactive advertising revenues are a function of the volume or linage of advertising sold and the rates we charge. Circulation revenues are produced from home-delivery subscriptions for our newspapers and single-copy sales at retail outlets and vending machines and are a function of the number of newspapers we sell and the average per copy prices we charge.

Radio

Our two radio segments consist of our radio operations in New Zealand and Turkey, which earn substantially all of their revenues from advertising. Radio advertising revenues are a function of overall radio advertising demand and advertising rates. Radio advertising rates are determined based on the number and demographics of our listeners.

Outdoor Advertising

Our outdoor advertising segment consists of TEN Group's wholly-owned subsidiary, Eye Corp. Eye Corp. generates its revenue from the sale of out-of-home advertising. Eye Corp.'s advertising revenues are a function of overall outdoor advertising demand and rates. Eye Corp.'s advertising rates are primarily a function of the number and demographics of the audience for Eye Corp.'s displays.

Acquisitions and Divestitures

On October 13, 2005, CanWest MediaWorks Income Fund (the "Fund") completed its $550 million initial public offering. On the completion of the Fund's initial public offering, CanWest transferred its Canadian newspaper and interactive media businesses, with the exception of the National Post, to CanWest MediaWorks Limited Partnership ("Limited Partnership") in exchange for units and indebtedness of the Limited Partnership. As a consequence, the Fund now holds a 25.8% equity interest in the Limited Partnership, with CanWest holding the remaining 74.2%. For more information refer to the "CanWest MediaWorks Income Fund and related transactions" section of this report. We continue to consolidate the results of the operations of the Limited Partnership.

On April 14, 2006, we completed our acquisition of Super FM, Metro FM, Joy FM and Joy Turk FM for cash consideration of $73 million (US$64 million), subject to final regulatory approval of certain aspects of the transaction. The principal business activity of these companies is the operation of radio stations. We will initially have a 20% equity stake in Super FM, the largest and most profitable of the four stations, and we have the option of acquiring up to 100% of each station, subject to a relaxation in Turkish foreign ownership restrictions. We also entered into an agreement to provide operational, sales and advisory services to the stations on a fee-for-service basis. As a result of our equity interest, financing of the purchase and operational agreements, we have determined that we are the primary beneficiary as defined by CICA handbook's Accounting Guideline 15, Consolidation of Variable Interest Entities, of these radio stations and accordingly, we have consolidated the results of these acquisitions.

This interim discussion should be read in conjunction with the Management Discussion and Analysis contained in our annual report for the year ended August 31, 2005, which is filed on SEDAR at www.sedar.com.

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FOREIGN CURRENCY EFFECTS

Our Australia, New Zealand and Turkey operations expose our segment revenues and operating expenses to fluctuations between the Canadian dollar and the Australian dollar, New Zealand dollar and New Turkish Lira, respectively. A decline in value of the Canadian dollar against those currencies increases the Canadian dollar equivalent of the revenues and expenses we record in those currencies. An increase in the Canadian dollar has the opposite effect. During the first nine months of fiscal 2006, the Canadian dollar appreciated against the Australian dollar by 8% and the New Zealand dollar by 11%, as compared to currency translation rates for the same period in the prior year. Since the completion of our acquisition, the Canadian dollar has appreciated against the New Turkish Lira by 18%.

SEASONALITY

Our advertising revenues are seasonal. Revenues are typically highest in the first and third quarters, while expenses are relatively constant throughout the year.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

There are no significant changes in our accounting policies or estimates since August 31, 2005 as described in the Management Discussion and Analysis in our 2005 Annual Report.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

During the quarter, we applied the interpretations of the Canadian Institute of Chartered Accountants Emerging Issues Committee abstract 159 "Conditional Asset Retirement Obligations" (EIC-159). Under EIC-159, a liability should be recognized if the entity has sufficient information to reasonably estimate the fair value of the asset retirement obligation. We have determined that we have conditional asset retirement obligations on certain of our assets, and accordingly, have recognized a liability in the quarter. The change has been accounted for retroactively with restatement. The impact of the change has increased the cost of property plant and equipment by $1.3 million (as at August 31, 2005 - $1.3 million), increased accumulated amortization by $0.6 million (as at August 31, 2005 - $0.5 million), increased future tax asset by $0.2 million (as at August 31, 2005 - $0.2 million), increased asset retirement obligation by $3.7 million (as at August 31, 2005 - $3.6 million), decreased future income taxes liability by $0.8 million (as at August 31, 2005 - $0.8 million), decreased minority interest by $0.1 million (as at August 31, 2005 - $ 0.1 million), increased amortization expense for the three months ended May 31, 2006 by $0.1 million (2005 - $0.1 million) and for the nine months by $0.2 million (2005 - $0.2 million), decreased future tax expense for the three months ended May 31, by a nominal amount for 2006 and 2005 and for the nine months by $0.1 million (2005 - $0.1 million), and decreased net earnings by a nominal amount for the three months ended May 31, 2006 (2005 - nominal) and by $0.1 million (2005 - $0.1 million) for the nine months ended May 31, 2006 with no impact on the basic or diluted earnings per share for the three or nine month periods for 2006 and 2005. Opening retained earnings for the three months ended May 31, 2006 has been decreased by $1.9 million (2005 - $1.8 million), and for the nine months, opening retained earnings has been decreased by $1.8 million (2005 - $1.7 million).

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OPERATING RESULTS

Introductory note

- Segment operating profit. In the discussion that follows, we provide information concerning our segment operating profit. See note 12 to our interim consolidated financial statements for the three and nine months ended May 31, 2006. Management utilizes segment operating profit as a measure of segment profitability in making strategic resource allocations.

- Operating income before amortization. We also discuss our consolidated operating income before amortization. We provide this measure because we and our lenders and investors use operating income before amortization to measure performance against our various leverage covenants. Operating income before amortization is not a recognized measure of financial performance under Canadian generally accepted accounting principles ("GAAP"). Investors are cautioned that operating income before amortization should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of our performance. Our method of calculating operating income before amortization may differ from other companies and, accordingly, operating income before amortization may not be comparable to measures used by other companies. A reconciliation of operating income before amortization to earnings before income taxes, which is the most closely comparable GAAP measure, is set forth below under the "Reconciliation of Non-GAAP Financial Measures" section of this report.
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RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2006

The following is a table of segmented results for the three and nine months ended May 31, 2006 and May 31, 2005. See note 12 to our interim consolidated financial statements:

                                         THREE MONTHS          NINE MONTHS
                                         ENDED MAY 31          ENDED MAY 31
                                      -----------------   ---------------------
                                        2006    2005(1)      2006      2005(1)
                                      -------   -------   ---------   ---------
                                        $000      $000       $000        $000
OPERATING SEGMENTS
REVENUE
Publishing and Interactive - Canada   322,850   323,383     965,244     938,609
                                      -------   -------   ---------   ---------
Television Canada                     187,661   200,696     528,565     564,695
Australia - Network TEN               148,748   194,452     499,726     595,876
New Zealand                            24,716    30,948      83,454      89,803
                                      -------   -------   ---------   ---------
                                      361,125   426,096   1,111,745   1,250,374
Radio - New Zealand                    18,704    23,054      64,581      71,229
Radio - Turkey                          2,246        --       2,246          --
Outdoor - Australia                    26,219    26,803      81,358      80,625
                                      -------   -------   ---------   ---------
Total                                 731,144   799,336   2,225,174   2,340,837
                                      =======   =======   =========   =========

SEGMENT OPERATING PROFIT
Publishing and Interactive - Canada    66,417    75,144     195,552     216,006
                                      -------   -------   ---------   ---------
Television Canada                      24,070    56,849      52,521     138,012
Australia - Network TEN                21,470    52,929     158,567     231,894
New Zealand                             4,978     5,868      18,839      22,364
                                      -------   -------   ---------   ---------
                                       50,518   115,646     229,927     392,270
Radio - New Zealand                     4,595     4,965      18,346      20,660
Radio - Turkey                          1,376        --       1,376          --
Outdoor - Australia                     3,493     5,327      15,658      18,024
Corporate and other                   (10,044)   (7,405)    (30,400)    (21,737)
                                      -------   -------   ---------   ---------
Total(2)                              116,355   193,677     430,459     625,223
                                      =======   =======   =========   =========

(1) Revised to reflect the classification of our Ireland TV segment as discontinued operations.

(2)  See Reconciliation of Non-GAAP Financial Measures.

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CONSOLIDATED RESULTS

Revenues. Consolidated revenues were $731 million and $2,225 million for the three and nine months ended May 31, 2006, respectively, which is a decrease of $68 million or 9% and $116 million or 5%, respectively, compared to the same periods in fiscal 2005. Revenues for the three and nine months reflected a 20% and 13% decrease, respectively, in revenues from international media operations, a 6% decrease in both periods for Canadian television revenues and a nominal decrease in the three months and a 3% increase in the nine months for Canadian Publishing and Interactive revenues. The decrease in the international operations in part reflects the strengthening Canadian dollar against the Australian and New Zealand dollars.

Operating expenses. Consolidated operating expenses (including selling, general, and administrative expenses) before amortization for the three and nine months ended May 31, 2006 were $615 million and $1,795 million, respectively, which is an increase of 2% for the three months and a 5% for the nine months. This increase reflects local currency expense increases in all operations offset by the effect of the strengthening Canadian dollar on conversion of operating expenses of our international operations.

Operating income before amortization. Consolidated operating income before amortization for the three and nine months ended May 31, 2006 was $116 million and $430 million, respectively, which is a decrease of 40% and 31%, respectively, from the same periods in fiscal 2005. The decrease in operating income before amortization reflects reduced operating results as well as the impact of the strengthening Canadian dollar on conversion of results of our international media operations.

Amortization. Amortization of intangibles was $1 million and $11 million for the three and nine months ended May 31, 2006 compared to $5 million and $15 million for the same periods in fiscal 2005. Amortization of intangibles decreased as one intangible asset was fully amortized by the end of the second quarter of 2006. Amortization of property plant and equipment was $25 million and $73 million for the three and nine months ended May 31, 2006 compared to $23 million and $68 million for the same periods in fiscal 2005, reflecting additions made during both fiscal 2006 and 2005.

Interest expense. Interest expense was $46 million and $145 million for the three and nine months ended May 31, 2006 compared to $59 million and $193 million for the same periods in the previous year, reflecting a reduced level of debt as well as reduced interest rates achieved through our repayment and refinancing of debt in both fiscal 2006 and 2005.

Interest rate and foreign currency swap losses. For the three and nine months ended May 31, 2006, we recorded losses of $5 million and $132 million, respectively, to adjust the book value of certain swap instruments to fair value at the balance sheet date. Swaps that do not qualify for hedge accounting, primarily because the related debt has been settled are marked to fair value through earnings. There was a substantial increase in the notional amount of such overhanging swaps in the first quarter as a result of the debt settled. A number of swaps were also settled in the first quarter as described in the "CanWest MediaWorks Income Fund and related transactions" section of this report, which reduced our exposure to fluctuations in fair value. This compared to losses of $8 million and $57 million for the same periods of fiscal 2005.

Foreign exchange losses. We recorded foreign exchange losses of $12 million for both the three and nine months ended May 31, 2006, related to our intercompany advances to our Turkish operations as a result of the weakening New Turkish Lira relative to the Canadian dollar.

Investment gains. We recorded nominal investment gains for the three months ended May 31, 2006, and investment gains of $103 million for the nine months ended May 31, 2006, compared to nominal investment gains for the same periods the previous year. The gain for the nine months ended May 31, 2006 relates to the dilution gain of $102 million recorded on the sale of 25.8% of the Limited Partnership to the CanWest MediaWorks Income Fund and a gain of $1 million on the disposal of non-core assets. The gains in 2005 were primarily due to gains on disposal of non-core assets.

Loss on debt extinguishment. During the first quarter of fiscal 2006, we completed a tender offer and consent solicitation through which we repaid our senior credit facilities and retired substantially all of our 10.625% Subordinated Debentures due May 2011 and our 7.625% Subordinated Debentures due April 2013. The excess of the cost of the tender offer and consent solicitation over the book value of the old debt together with certain costs of settling the debt has been charged to earnings for the nine months ended May 31, 2006 as a loss on debt extinguishment of $117 million. During the first nine months of fiscal 2005, we exchanged our 12.125% Junior Subordinated Notes for the 8% Senior Subordinated Notes and recorded a loss on debt extinguishment of $44 million.

Income taxes. Our income tax recovery was $5 million and $60 million for the three and nine months ended May 31, 2006 compared to income tax expenses of $18 million and $53 million for the same periods of fiscal 2005. The negative effective tax rates for the three and nine months were below our statutory rate of 35% due to adjustments in the income tax expense including: $44 million recovery for the nine months related to the non-taxable dilution gain, $10 million recovery for the three months and $15 million recovery for the nine months due to the resolution of certain tax disputes, recoveries of $5 million for the three months and $12 million for the nine months related to limited partnership earnings allocated to the minority interest, a recovery of a valuation allowance on capital losses of $6 million for the three months and an expense of $1 million for the nine months and $1 million recovery for the three months and $6 million recovery for the nine months due to foreign income tax rates being lower than the Canadian income tax rates. See note 3 of our interim financial statements for the income tax rate reconciliations.

Minority interest. For the three and nine months ended May 31, 2006, we recorded minority interest charges related to the 30% minority interest in CanWest MediaWorks (NZ) Limited ("CanWest MediaWorks (NZ)") of $1 million and $5 million, 43.6% minority interest in TEN Group of $5 million and $43 million and 25.8% minority interest in the Limited Partnership of $12 million and $31 million, respectively. The minority interest charge related to TEN Group decreased by 79% and 41% and CanWest MediaWorks (NZ) remained flat for the three months and decreased by 21%, for the nine months ended May 31, 2006, as a result of decreased net earnings. There was no minority interest charge related to the Limited Partnership during fiscal 2005 because it was wholly owned to October 12, 2005.

Net earnings from continuing operations. Our net earnings from continuing operations for the three and nine months ended May 31, 2006 were $10 million and $14 million, or $0.06 and $0.08 per share, compared to $56 million and $115 million, or $0.31 and $0.65 per share, for the three and nine months ended May 31, 2005.

Discontinued operations. Net earnings from discontinued operations were $3 million and $10 million for the three and nine months ended May 31, 2006. In July 2005, we sold a substantial portion of our entertainment operations. The sale of the balance of this operation was completed in September 2005. During the third quarter, we announced that we received an offer to sell our 45% interest in TV3 Ireland, resulting in the classification of its income as income from discontinued operations and its assets and liabilities as assets and liabilities of discontinued operations. These operations were previously classified as the Ireland Television segment.

Net earnings. Our net earnings for the three and nine months ended May 31, 2006 were $13 million and $24 million, or $0.07 and $0.13 per share, compared to $53 million and $116 million, or $0.30 and $0.66 per share, for the same periods in fiscal 2005.

SEGMENTED RESULTS

Publishing and Interactive

- Revenue. Publishing and Interactive revenues for the three and nine months ended May 31, 2006 were $323 million and $965 million, respectively, compared to revenues of $323 million and $939 million in the same periods of the previous year. Advertising revenues remained consistent for the three months and increased by 3% for nine months as a result of growth in revenues reflecting a slowdown in national and classified advertising revenues offset by increased insert volumes. Significant growth in interactive classified revenue partially offset declines in print classified revenue. While circulation volume declined by 3% for both the three and nine months, circulation revenue remained constant as a result of higher average per copy prices. Circulation revenue as a percentage of total revenues for the newspaper and interactive segment was approximately 19% in the three and nine months ended May 31, 2006 compared to 20% in the same periods in fiscal 2005. For the remainder of fiscal 2006, we expect growth in advertising revenues as a result of higher advertising rates and increased insert volumes which will be partially offset by a continuation of the reduced level of activity in classified we have experienced in the past several quarters. Circulation revenues are expected to be consistent with 2005.

- Operating expenses. Compared to the same periods last year, operating expenses of our Publishing and Interactive operations increased by $8 million and $47 million, or 3% and 7%, to $256 million and $770 million for the three and nine months ended May 31, 2006. This reflected higher payroll costs, expenses related to the introduction of new interactive products and increased distribution costs resulting from higher insert volumes and fuel prices. In addition, the three and nine months included increased employee severance costs of $2 million and $8 million, respectively, related to terminations that occurred during the second and third quarters. Newsprint pricing increased by 7% and 4% for the three and nine months ended May 31, 2006 compared to the same periods of fiscal 2005. This price increase was partially offset by a slight reduction in newsprint consumption. Salary costs will increase due to increases in staffing to support certain key initiatives and due to normal wage escalation. The newsprint expense trend is expected to continue to increase when compared to fiscal 2005 as a result of increased newsprint pricing. Finally, increased fuel prices and insert volumes are expected to result in increased distribution costs.

- Segment operating profit. Our Publishing and Interactive operations had a decrease of $9 million and $20 million, or 12% and 9%, in segment operating profit to $66 million and $196 million for the three and nine months ended May 31, 2006 compared to $75 million and $216 million for the same periods last year. These results included operating losses of $4 million and $11 million relating to Dose and Metro, our newspaper start up operations, and the increase in employee severance of $2 million and $8 million for the three and nine months ended May 31, 2006. During the quarter, we announced that we ceased production of the printed publication of Dose while moving dose.ca to the interactive division which will contribute to increasing the segment operating profit relative to the prior year in the fourth quarter.

Canadian Television

- Revenues. For the three and nine months ended May 31, 2006, revenues from our Canadian Television operating segment of $188 million and $529 million, respectively, were $13 million and $36 million or 6% lower than in the same periods in fiscal 2005. This reflected 6% and 7% decreases in airtime revenues for the three and nine months, respectively. Subscriber revenues from our specialty channels increased by 16% for both the three and nine months as compared to the same periods in fiscal 2005, reflecting 16% increases in subscribers for both the three and nine months. We have consistently had 7 programs in the top twenty programs in the Vancouver and Toronto markets.

- Operating expenses. For the three and nine months ended May 31, 2006, operating expenses (including selling, general and administrative expenses) of $164 million and $476 million, respectively, at Canadian Television operations were $20 million and $49 million higher than in the same periods in the prior year, primarily the result of an increase in program amortization and promotion expenses as we invested in our schedule to increase ratings. Throughout fiscal 2006, we expect our program amortization expense to increase at the same levels relative to the previous year.

- Segment operating profit. Canadian Television segment operating profit of $24 million and $53 million for the three and nine months of fiscal 2006 were 58% and 62% less than the same periods in fiscal 2005 as a result of the revenue decreases and the expense increases described above.

Australian Television

- Revenues. Segment revenues decreased by 24% and 16% to $149 million and $500 million for the three and nine months ended May 31, 2006, from $194 million and $596 million during the same periods in the prior year. In local currency, revenues decreased 13% and 9% for the three and nine months, respectively, reflecting a difficult advertising environment. Network TEN's ratings remain strong for the three and nine months ended May 31, 2006 compared to the same periods in the prior year. The effect of the weakening local currency relative to the Canadian dollar added to the decreases in revenue for the three and nine months ended May 31, 2006 by 12% and 8%, respectively.

- Operating expenses. Segment operating expenses decreased by $14 million and $23 million to $127 million and $341 million for the three and nine months ended May 31, 2006 compared to the same periods in fiscal 2005. This primarily reflects increased programming costs which were more than offset by a weaker Australian dollar.

- Segment operating profit. Segment operating profit decreased by 59% and 32% to $21 million and $159 million for the three and nine months ended May 31, 2006, compared to $53 million and $232 million in the same periods in fiscal 2005.

New Zealand Television

- Revenues. Revenues from television operations for New Zealand's TV3 and C4 television networks decreased by 20% and 7% to $25 million and $83 million for the three and nine months ended May 31, 2006, from $31 million and $90 million during the same periods in the prior year. In local currency, revenues remained flat for the three months and increased by 4% for the nine months, reflecting a short and discounted advertising market in New Zealand. The effect of the weakening local currency relative to the Canadian dollar offset the revenue increases by 20% and 11% for the three and nine months, when the local currency is converted into Canadian dollars. We expect the market to continue to be short and discounted for the remainder of fiscal 2006.

- Operating expenses. Operating expenses decreased by 21% to $20 million and by 4% to $65 million for the three and nine months ended May 31, 2006. The decrease in the first nine months was due to increased programming expenses more than offset by the weakening local currency relative to the Canadian dollar.

- Segment operating profit. New Zealand's TV3 and C4 produced segment operating profit of $5 million and $19 million for the three and nine months ended May 31, 2006, a 15% and 16% decrease from the results recorded for the three and nine months in fiscal 2005.

New Zealand Radio

RadioWorks continued its steady performance. During the three and nine months ended May 31, 2006, revenues decreased by 19% and 9% to $19 million and $65 million, respectively. This reflected revenue increases of 1% and 2% in local currency for the three and nine months offset by the weakening New Zealand dollar. Segment operating profit declined by 7% and 11% to $5 million and $18 million for the three and nine months ended May 31, 2006 as compared to the same periods the previous year, due the weakening New Zealand dollar.

Turkey Radio

Turkey radio started its operations on April 14, 2006. During the period ended May 31, 2006, revenues were $2 million and segment operating profit was $1 million.

Outdoor Advertising

Segment revenue remained flat in both periods, at $26 million and $81 million for the three and nine months ended May 31, 2006. This increase reflected 11% and 10% growth in revenue in local currency driven by additional inventory and stronger airport advertising revenues offset by the weakening Australian dollar. Our segment operating profit from TEN Group's Outdoor Advertising operations decreased by 34% and 13% to $3 million and $16 million for the three and nine months ended May 31, 2006 as compared to the same periods in fiscal 2005. Continued investment in expansion opportunities and the weakening Australian dollar decreased the segment operating profit.

Corporate and Other

Corporate and other expenses have increased by $3 million and $9 million to $10 million and $30 million for the three and nine months ended May 31, 2006. When compared to prior periods for the three and nine months ended May 31, 2006, corporate and other decreased by less than $1 million and increased by $1 million for corporate strategic initiatives, increased by less than $1 million and $2 million for compensation expenses and increased by $3 million and $6 million for certain corporate development activities.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal uses of funds at the CanWest MediaWorks Inc. level are for capital expenditures and repayment of debt. In addition, certain of our subsidiaries, including the TEN Group, CanWest MediaWorks (NZ) and the CanWest MediaWorks Limited Partnership make distributions to us as well as to their minority owners. We have historically met these requirements by using cash generated from operating activities and through short term and long term debt. We believe these sources of funds, together with our cash on hand, will continue to be adequate to meet our currently anticipated capital requirements.

We also review acquisition and investment opportunities in the course of our business and will, if a suitable opportunity arises and is permitted by the terms of our debt instruments, make selected acquisitions and investments to implement our business strategy. We expect that the funding for any such acquisitions or investments would come from working capital, borrowing under our credit facility or future credit facilities, additional equity and debt financing, entering into joint ventures or a combination of these methods. Similarly, from time to time, we review opportunities to dispose of non-core assets, and may, if a suitable opportunity arises, sell certain non-core assets.

We expect to meet our cash needs for fiscal 2006 primarily through a combination of operating cash flow and cash on hand.

CanWest MediaWorks Income Fund and related transactions

In October 2005, we transferred our investment in our newspaper and interactive operations (excluding the National Post) and certain shared service operations, which provide customer support and administrative services, to the Limited Partnership. In exchange, we received units of the Limited Partnership representing a 74.2% ownership interest and notes receivable of $1,339 million.

Concurrently, the Fund closed its initial public offering ("IPO") of units and invested the net proceeds of $516 million for units of the Limited Partnership representing a 25.8% interest.

In addition, the Limited Partnership obtained credit facilities in the amount of $1 billion, consisting of an $825 million non-revolving term credit facility and a $175 million revolving term credit facility. The revolving facility matures in five years, is subject to certain restrictions and bears interest at the prevailing prime rate, U.S. base rate, banker's acceptance rate or LIBOR plus, in each case, an applicable margin. The non-revolving facility matures in five years, and bears interest at the prevailing prime rate, U.S. base rate, banker's acceptance rate or LIBOR plus, in each case, an applicable margin. The Limited Partnership has entered into five year interest rate swap contracts to fix the interest payments on a notional amount of $825 million for the first three years and $660 million for the remaining two years resulting in an effective interest rate of 5.0%. On closing of the IPO, the Limited Partnership drew $830 million on its credit facilities.

The Limited Partnership utilized the proceeds of the issuance of the units to the Fund and $823 million of drawings under its new credit facilities to repay the $1,339 million note payable to us.

As a result of the transaction, we recorded a dilution gain on the sale of a 25.8% interest in the operations transferred to the Limited Partnership in the amount of $102 million.

The net proceeds from the IPO and the Limited Partnership debt as well as proceeds of $401 million from our credit facility were utilized to retire certain debt and interest rate and cross currency interest rate contracts as follows:

     a. In October 2005, we completed a tender offer for our 10.625% senior subordinated notes payable due in 2011 and our 7.625% senior unsecured notes payable due in 2013. Substantially all of the notes under these facilities were settled. Debt with a book value of $766 million was retired for cash of $850 million. In addition, deferred financing and other costs of $27 million relating to these notes were written off. The transaction resulted in a loss on debt retirement of $76 million, net of tax of $35 million. As a result of the repayment of these notes we recorded a swap loss of $34 million, net of tax of $19 million, related to the associated cross currency interest rate swaps. The notes not settled under the tender offers are due on the original due dates and are subject to the same terms except that the covenants associated with these notes have been eliminated.

     b. In October 2005, we retired our senior credit facility. Debt with a book value of $526 million was settled for cash of $526 million. In addition, deferred financing costs of $6 million relating to these notes were written off. The transaction resulted in a loss on debt retirement of $4 million, net of tax of $2 million. In addition, as a result of the settlement of this debt, we have recorded a loss of $46 million, net of tax of $25 million related to the associated interest rate and cross currency interest rate swaps.

     c. In November 2005, we retired interest rate and cross currency interest rate swap contracts relating to the 7.625% notes, the 10.625% notes and 50% of the cross currency interest rate swap related to the senior secured credit facilities for cash of $364 million.

Following the Income Fund transactions in October 2005, our cash flow from the Limited Partnership has been diluted for the 25.8% interest held by the Income Fund and will be received by way of distributions, a portion of which are subordinated. If distributable cash of the Limited Partnership is not sufficient to pay the entire distribution our share will be disproportionately affected by the shortfall.

Sources of Funds

Our principal sources of liquidity are cash and cash equivalents on hand and cash flows from operating activities. At May 31, 2006, we had cash on hand of $60 million including $33 million of Limited Partnership cash, $21 million of TEN Group cash and $6 million of CanWest MediaWorks (NZ) cash. We had a cash flow deficiency from operating activities of continuing operations of $20 million for the nine months ended May 31, 2006 due to a significant change in non-cash operating accounts caused by the seasonality of our business.

In addition to the above sources of liquidity, we had unused borrowing capacity under our revolving credit facility of $31 million at May 31, 2006. TEN Group had unused borrowing capacity of A$585 million under its credit facilities.

Investment activities

During the second quarter of fiscal 2006, we commenced a process to sell our 45% interest in TV3 Ireland as it was no longer considered a core operating asset. As a result, the results of these operations were classified as a discontinued operation in the consolidated statements of earnings, the net cash flows were classified as operating, investing and financing activities from discontinued operations in the consolidated statements of cash flows and the assets and liabilities were classified on the consolidated balance sheets as assets and liabilities of discontinued operations. Prior to the classification as a discontinued operation, the results of TV3 Ireland were reported within the Ireland television segment. Proceeds received on the sale will be applied to reduce debt. During the third quarter, we announced that we reached an agreement to sell our stake in TV3 Ireland for E138 million. The final amount of the proceeds is subject to various adjustments. The closing of the transaction is subject to a 90 day right of first refusal by one of the other shareholders and regulatory approval.

Uses of Funds

Capital Expenditures

For the three and nine months ended May 31, 2006 our capital expenditures were $21 million and $60 million, respectively. In the remainder of fiscal 2006, we have revised our capital expenditure forecast and now expect to make additional capital expenditures of approximately $30 million. This amount includes $2 million in continued investment in a new broadcast traffic and sales management system, $17 million investment to upgrade other broadcast systems, and approximately $6 million to expand a print facility as well as expenditures for regular replacement. For the three and nine months ended May 31, 2006, our wholly owned Canadian operations had capital expenditures of $11 million and $26 million, respectively, and for the remainder of fiscal 2006, we expect capital expenditures of $20 million related to these operations.

Investment transactions

On April 14, 2006, we completed the acquisition of the assets of Super FM, Metro FM, Joy FM and Joy Turk FM for consideration of $73 million (US$64 million), subject to final regulatory approval of certain parts of the transaction. We will initially have a 20% equity stake in Super FM, the largest and most profitable of the four stations, but we have the option of acquiring up to 100% of each station, subject to a relaxation in Turkish foreign ownership restrictions. We have also entered into agreements to provide operational, sales and advisory services to the stations on a fee-for-service basis.

Distributions

Our New Zealand and Australian operations make twice annual distributions. In May 2006, our New Zealand operations distributed a total of $7 million, $5 million to us and $2 million to other shareholders, and in November 2005, they distributed a total of $4 million, $3 million to us and $1 million to other shareholders. In July 2005, the TEN Group distributed $45 million to us and $35 million to other shareholders and in December 2005, they distributed $55 million to us and $42 million to other shareholders. In June 2006, TEN Group declared a distribution payable in July 2006, which will result in a distribution to us of A$39 million. The Limited Partnership has made monthly distributions since its inception in October 2005. The total distributions to May 31, 2006 were $130 million, $96 million to us and $34 million to the minority partner.

Debt

General

At May 31, 2006, we had total outstanding consolidated debt of $2,761 million compared to debt of $2,895 million as at August 31, 2005. This included $452 million (August 31, 2005 - $346 million) advanced under our credit facility. Senior debt of our consolidated subsidiaries consisted of $825 million (August 31, 2005 - nil) of the Limited Partnership debt, $356 million (August 31, 2005 - $309 million) of TEN Group debt, and $137 million (August 31, 2005 - $155 million) of CanWest MediaWorks (NZ) debt. In addition, we had $10 million (August 31, 2005 - $787 million) in unsecured and subordinated notes.

In December 2005, TEN Group completed a private placement of floating rate senior notes due 2015 in the amount of A$150 million. Interest is due quarterly with the rate set at the beginning of each quarter and is calculated based upon the three month BBSW rate plus 0.69%. The notes are secured by a direct, unconditional and general obligation of TEN Group except that they are subordinated to the secured debt.

In May 2006, we gave notice that we are redeeming the remaining 10.625% senior subordinated notes payable due in 2011. The notes with a book value of $10 million were redeemed for cash in June 2006.

Credit Facility

In October 2005, we obtained a new $500 million revolving term senior credit facility. During the second quarter, we finalized an amendment to the credit facility that increases the amount available to $600 million and revised certain of the financial covenants under the credit facility. The credit facility matures in five years, is subject to certain restrictions and bears interest at the prevailing prime rate, U.S. base rate, banker's acceptance rate or LIBOR plus, in each case, an applicable margin. This facility is secured by substantially all our directly held assets, including the assets of our Canadian broadcast operations and the National Post, partnership units of the Limited Partnership, and shares of CanWest MediaWorks (NZ) and TEN Group, excluding the convertible debenture held in TEN Group Pty Limited. At May 31, 2006, we have drawn $452 million on this facility. As at May 31, 2006, we have $119 million, net of letters of credit of $28 million, available on this facility of which we can draw $31 million.

Under our senior credit facilities, we are required to maintain the fair value of our foreign currency and interest rate swaps above a prescribed minimum liability. In addition, there are prescribed minimums with individual counterparties. Prior to our swap settlements on November 3, 2005, we were required to make $119 million of recouponing payments related to overhanging swaps. On November 3, 2005, we settled a substantial portion of our swaps. Under our new credit facility, the minimum liability threshold is $500 million, as at May 31, 2006, the fair value of our interest rate swaps was $306 million. Further strengthening of the Canadian currency and/or changes in interest rates may result in further prepayment requirements.

Total leverage as calculated under CanWest MediaWorks Inc.'s credit facility was
5.87 times cash flow for debt covenant purposes for the twelve months ended May 31, 2006, compared to a covenant of 6.0 times.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In May 2006, the television segments entered into commitments for new programming. The new commitments are $65 million for less than a year, $119 million for 1 to 3 years, $142 million of 3 to five years and $323 million thereafter.

FINANCIAL INSTRUMENTS

Our primary market risk exposures are interest rate and foreign exchange rate risk. We are exposed to interest rate risk and foreign exchange rate fluctuations resulting from the issuance of floating rate debt and debt denominated in U.S. dollars. In addition to monitoring the ratio of fixed rate debt to total long term debt, we use interest rate swaps to manage the proportion of total debt that is subject to variable rates. Cross currency swaps are used to hedge both the interest rate and the currency exposure on debt originally issued in U.S. dollars. We do not enter into any derivatives for trading purposes. Further details of these arrangements are provided in note 4 to our unaudited interim consolidated financial statements for the three and nine months ended May 31, 2006. Except as discussed in the "CanWest MediaWorks Income Fund and related transactions" section of this report, there have been no changes in the purpose or terms of these financial instruments during the nine months ended May 31, 2006.

The fair value of the swap contracts represents an estimate of the amount that we would receive or pay if the contracts were closed out at a market price on the balance sheet date. As of May 31, 2006, our outstanding swap contracts were in a net unrealized loss position of $336 million (including a loss of $48 million related to TEN Group and a gain of $18 million related to the Limited Partnership).

INDUSTRY RISKS AND UNCERTAINTIES

Our risks and uncertainties have not materially changed from those described in our Annual Information Form for the year ended August 31, 2005 dated November 28, 2005 filed by CanWest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at www.sedar.com), except for risks specifically related to our acquisition in Turkey as discussed below.

WE MAY BE ADVERSELY AFFECTED BY FOREIGN EXCHANGE FLUCTUATIONS.

The New Turkish Lira has declined by 18% since our acquisition of these operations. Fluctuations relative to the Canadian dollar will affect the comparison of Canadian dollar translated amounts over periods of time. For example, our loans made to our Turkish operations have decreased in value as they are denominated in New Turkish Lira and we have recorded a $12 million foreign exchange loss on the translation of these loans.

CHANGES IN GOVERNMENT REGULATIONS COULD ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION OR RESULTS FROM OPERATIONS.

The radio industry in Turkey is subject to government regulations and policies, including rules related to licensing, ownership, programming standards and the allocation of broadcasting frequency spectrum. Currently certain aspects relating to our acquisition have not received final approval by the regulator in Turkey. There can be no assurances that any changes to the rules or regulations or the final approval of our transaction will not have a material adverse affect on the business, financial condition or results of operations of our Turkish subsidiaries and investments or our ability to maintain our ownership interests in our Turkish subsidiaries and investments.

THE TURKISH REGULATOR MAY NOT RENEW OUR EXISTING BROADCASTING LICENSES ON ACCEPTABLE TERMS, OR AT ALL

The Turkish regulator provides a right to broadcast that must be renewed every five years. There are no significant costs to renew but the regulator charges each radio station fees on an on-going basis. Inability to renew our licenses on acceptable terms could have a material effect on our business, financial condition or results of operations

WE DO NOT CONTROL AND ARE NOT PERMITTED TO CONTROL SOME OF OUR BROADCASTING ASSETS.

We do not own a majority voting interest in the companies that own the Turkish broadcast licenses and we are not permitted under Turkish law to have an equity interest in more than one broadcast license and our ownership is restricted to 25% equity ownership of the license.

RELATED PARTY TRANSACTIONS

In October 2005, senior subordinated notes payable to CanWest Communications Corporation, our parent company, were repaid pursuant to the tender offer and consent solicitation in the amount of US$42.0 million. Interest expense related to this debt totaled $0.7 million for the nine months ended May 31, 2006 (2005 - three months $1.5 million, nine months $4.5 million).

A company which is an affiliate of CanWest Communications Corporation owns CanWest Global Place in Winnipeg, Manitoba, a building in which we are a tenant. Rent paid to this company for the three and nine months ended May 31, 2006 amounted to $0.3 million and $0.8 million, respectively, (2005 - three months $0.3 million, nine months $0.8 million).

All the related party transactions have been recorded at the exchange amounts, which are representative of market rates.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Following is a reconciliation of operating income before amortization, a non-GAAP measure, to earnings before income taxes, its most closely comparable GAAP measure.

                                                   FOR THE THREE        FOR THE NINE
                                                    MONTHS ENDED        MONTHS ENDED
                                                 -----------------   ------------------
                                                 MAY 31,   MAY 31,    MAY 31,   MAY 31,
                                                   2006    2005(1)     2006     2005(1)
                                                 -------   -------   --------   -------
                                                   $000      $000      $000       $000
Earnings before income taxes                      23,898    94,811     33,701   244,851
Amortization                                      28,586    29,733     89,923    86,818
Interest and other financing expenses             47,635    61,889    149,904   200,986
Investment gains, losses, write-downs, and
   interest income                                  (552)   (1,077)  (104,861)   (2,508)
Foreign exchange (gains) losses                   12,042       791     12,467    (5,946)
Interest rate and foreign currency swap losses     4,746     7,530    132,445    57,030
Loss on debt extinguishment                           --        --    116,880    43,992
                                                 -------   -------   --------   -------
Operating income before amortization             116,355   193,677    430,459   625,223
                                                 =======   =======   ========   =======

(1) Revised to reflect the classification of our Ireland TV segment as discontinued operations and for the adoption of EIC-159 "Conditional Asset Retirement Obligations" (see note 1 to our interim consolidated financial statements).

OTHER

Share Data

As at July 4, 2006 we had the following number of shares outstanding:

Multiple voting shares      76,785,976
Subordinate voting shares   99,002,518
Non-voting shares            1,642,181